United States securities and exchange commission logo





                           August 16, 2021

       Pun Leung Liu
       Chief Financial Officer
       YXT.COM Group Holding Limited
       Floor 20, Building 2, No. 209, Zhuyuan Road
       High-tech District, Suzhou,
       Jiangsu, 215011, People   s Republic of China

                                                        Re: YXT.COM Group
Holding Limited
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted July 16,
2021
                                                            CIK No. 0001872090

       Dear Mr. Liu:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1 submitted July 16, 2021

       Cover Page

   1.                                                   Please disclose
prominently on the prospectus cover page that you are not a Chinese operating company but a
Cayman Islands holding company with operations conducted by
                                                        your subsidiaries and
through contractual arrangements with a variable interest entity
                                                        (VIE) based in China
and that this structure involves unique risks to investors. Explain whether the VIE
structure is used to replicate foreign investment in Chinese-based companies where Chinese
law prohibits direct foreign investment in the operating
                                                        companies, and disclose
that investors may never directly hold equity interests in the
                                                        Chinese operating
company. Your disclosure should acknowledge that Chinese regulatory
 Pun Leung Liu
FirstName
YXT.COMLastNamePun     Leung Liu
           Group Holding Limited
Comapany
August 16, NameYXT.COM
           2021           Group Holding Limited
August
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FirstName LastName
         authorities could disallow this structure, which would likely result in a material change in your operations and/or value of your ADSs, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.
2. Provide prominent disclosure about the legal and operational risks associated with being
         based in or having the majority of the company   s operations in
China. Your disclosure
         should make clear whether these risks could result in a material change in your operations and/or the value of your ADSs or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how
         recent statements and regulatory actions by China   s government, such
as those related to
         the use of variable interest entities and data security or anti-monopoly concerns, has or
         may impact the company   s ability to conduct its business, accept
foreign investments, or
         list on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.
3. Clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the
         business operations. Refrain from using terms such as    we    or
our    when describing
         activities or functions of a VIE. Disclose clearly the entity (including the domicile) in which investors are purchasing their interest.
Prospectus Summary, page 1

4. Disclose clearly that the company uses a structure that involves a VIE based in China and what that entails and provide early in the summary a diagram of the
company   s corporate
         structure, including who the equity ownership interests are of each entity. Describe all contracts and arrangements through which you purport to obtain economic rights and
         exercise control that results in consolidation of the VIE   s
operations and financial results
         into your financial statements. Identify clearly the entity in which investors are
         purchasing their interest and the entity(ies) in which the company   s
operations are
         conducted. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman
         Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits.
5. Disclose each permission that you, your subsidiaries or your VIEs are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State
 Pun Leung Liu
FirstName
YXT.COMLastNamePun     Leung Liu
           Group Holding Limited
Comapany
August 16, NameYXT.COM
           2021           Group Holding Limited
August
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         whether you, your subsidiaries, or VIEs are covered by permissions requirements from the
         CSRC, CAC or any other entity that is required to approve of the VIE
s operations, and
         state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.
6. Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements.
         Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and consolidated VIEs, and direction of transfer.
         Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences.
         Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries and/or consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.
7. We note that the consolidated VIEs constitute a material part of your consolidated financial statements. Please provide in tabular form condensed consolidating schedule -
         depicting the financial position, cash flows and results of operations for the parent, the consolidated variable interest entities, and any eliminating adjustments separately - as of the same dates and for the same periods for which audited consolidated financial statements are required. Highlight the financial statement information related to the variable interest entity and parent, so an investor may evaluate the nature of assets held by, and the operations of, entities apart from the variable interest entity, which includes the cash held and transferred among entities.
8. Disclose that trading in your securities may be prohibited under the Holding Foreign
         Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to delist your securities. If the PCAOB has been or is currently unable to inspect your auditor, revise your disclosure to so state.
9. In your summary of risk factors, disclose the risks that your corporate structure and being
         based in or having the majority of the company   s operations in China
poses to investors.
         In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in
         China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your ADSs. Acknowledge any risks that any actions by the Chinese government to exert
 Pun Leung Liu
FirstName
YXT.COMLastNamePun     Leung Liu
           Group Holding Limited
Comapany
August 16, NameYXT.COM
           2021           Group Holding Limited
August
Page 4 16, 2021 Page 4
FirstName LastName
         more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
10. We note your statement that you have had over 13,000 learning hours. Please revise to include a definition of learning hours and specify over what period this is calculated.
11. Please disclose the date of the Frost & Sullivan report and clearly state on page 1 that it was commissioned by the company.
Our Summary Consolidated Financial Data and Operating Data, page 12

12. Please revise footnote (1) here and on page 88 to include a cross-reference to the Pro
         Forma Financial Information beginning on page 92.
Non-GAAP Financial Measures, page 15

13. We note that your Contribution measure excludes the fixed portion of compensation.
         Please explain your basis for excluding this compensation and tell us how you considered
         Question 100.01 of the Non-GAAP C&DIs considering that compensation is a normal, recurring cash operating expense necessary to operate your business. Also, please explain your basis for including the adjustment for the variable portion of compensation to sales personnel. Tell us in what line item these costs are included in your statement of comprehensive loss and why you believe it is useful to adjust for these costs to arrive at the Contribution measure. As part of your response, please explain to us what information you are intending to convey when disclosing this measure.
14. Notwithstanding the issues noted in the comment above, revise to reconcile Contribution to Gross Profit which is the most directly comparable financial measure. Also, revise to present GAAP gross margin with greater prominence than non-GAAP Contribution margin. Refer to Item 10(e)(1)(i) of Regulation S-K and Question
102.10 of the Non-
         GAAP Compliance & Disclosure Interpretations. Similar revisions should be made throughout the filing.
15. We note that you reconcile Adjusted EBITDA to Adjusted net loss. Revise to separately reconcile Adjusted EBITDA to Net Loss, the most directly comparable GAAP measure.
         Refer to Item 10(e)(1)(i) of Regulation S-K.
Key Operating Metrics, page 18

16. We note your disclosure of net revenue retention rate of premium customers. Please revise to disclose this rate for 2019. Also, please tell us and revise to describe how you arrived at the pro forma rate.
17. Please tell us what consideration was given to disclosing the net revenue retention rate for all subscription customers.
 Pun Leung Liu
FirstName
YXT.COMLastNamePun     Leung Liu
           Group Holding Limited
Comapany
August 16, NameYXT.COM
           2021           Group Holding Limited
August
Page 5 16, 2021 Page 5
FirstName LastName
Risk Factors
Risks Related to Doing Business in China, page 47

18. Please include a risk factor highlighting how certain PRC regulations may make it more difficult for the company to pursue growth through acquisitions.
19.      Given the Chinese government   s significant oversight and discretion
over the conduct of
         your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your ADSs. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
20. In light of recent events indicating greater oversight by the Cyberspace Administration of
         China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.
Risks Related to Our Corporate Structure, page 60

21. Revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting part of your VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, your shares may decline in value or become worthless if you are unable to assert your contractual control rights over the assets of your PRC subsidiaries that conduct all or substantially all of your operations.
Use of Proceeds, page 76

22. Please revise your disclosure to include the estimated amount of proceeds you plan to allocate for each of the uses identified to the extent known. If the proceeds may or will be used to finance acquisitions of other businesses, give a brief description of such businesses and information on the status of the acquisitions. See Item
3. C. of Form 20-F.
Impact of COVID-19, page 99

23. We note from disclosures elsewhere that you experienced an increase in demand for digital corporate learning solutions as a result of the pandemic, but also experienced delayed payment cycles and delayed collections from customers. Further, we note on page F-19 that YXT.com was not significantly impacted by the pandemic, but per page F-
         78 CEIBS PG was negatively impacted. Please revise to include a quantified discussion, where possible, of the positive and negative impact the pandemic had on your operations.
 Pun Leung Liu
FirstName
YXT.COMLastNamePun     Leung Liu
           Group Holding Limited
Comapany
August 16, NameYXT.COM
           2021           Group Holding Limited
August
Page 6 16, 2021 Page 6
FirstName LastName
         Refer to Item 5.D of Form 20-F.
Liquidity and Capital Resources, page 112

24. We note your disclosure on page 52 which discusses the PRC government's control of currency exchange. Revise here to disclose, by respective denomination, the amount of cash and cash equivalents located in the PRC and subject to restrictions versus the amount held outside of the PRC. For entities within China, disclose the amount of cash, by denomination, held by VIEs separately from the amount of cash held by other entities.
Industry Overview
Digital Corporate Learning Market
Competitive Landscape of China's Digital Corporate Learning Market, page 126

25. With respect to the chart on page 126, please disclose Companies A through D that were compared to the company. Clarify whether the information in the chart is sourced from the commissioned report by Frost & Sullivan.
Business
Intellectual Property, page 140

26. Please revise your intellectual property disclosure to identify the expiration date for your patent.
Description of Share Capital, page 170

27.      We note your disclosure that    holders of ordinary shares will have
the same rights except
         for voting and conversion rights.    Please revise to disclose the
circumstances in which
         holders of ordinary shares will have different voting and conversion rights.
Underwriting, page 198

28.      Please disclose the exceptions to the lock-up agreements.
Notes to the Consolidated Financial Statements of YXT.com Group Holding Limited
1. Principal Activities and Organization
(d) Risks in Relations to the VIE Structure, page F-17

29. Please revise to include a description of the recognized and unrecognized revenue-
         producing assets that are held by the VIE. These assets may include licenses, trademarks, other intellectual property, facilities or assembled workforce. Refer to ASC 810-10-50-
         5A(d).
2.16 Revenues, page F-26

30. Please revise to disclose the amount of revenue recognized in 2020 that was included in deferred revenue as of December 31, 2019. Refer to ASC 606-10-50-8(b). Pun Leung Liu
YXT.COM Group Holding Limited
August 16, 2021
Page 7
General

31.   We note that    investment securities    as defined in Section 3(a)(2) of
the Investment
      Company Act of 1940 (the    1940 Act   ) appear to comprise a significant
percentage of the
      Company   s assets on a consolidated basis. Please provide a legal
analysis of whether the
      Company or any of its subsidiaries meets the definition of    investment
company    under
      Section 3(a)(1)(C) of the 1940 Act. Please include in your analysis all relevant calculations under Section 3(a)(1)(C), identifying each constituent part of the numerator(s)
      and denominator(s). Please also describe and discuss: (i) your proposed treatment of the
      Company   s cash and cash equivalents for purposes of Section 3(a)(1)(C);
and (ii) any
      other substantive determinations and/or characterizations of assets that are material to your calculations. Finally, please include a legal analysis of whether the interests held by
      Yunxuetang Information in Yunxuetang Network, and the interests held by Fenghe
      Consulting in Shanghai China Europe and Shanghai Fenghe, are investment securities for purposes of Section 3(a)(2).
32. Please supplementally provide us with copies of all written communications, as defined in
      Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
        You may contact Brittany Ebbertt, Senior Staff Accountant, at (202) 551-3572 or
Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone,
Staff Attorney, at (202) 551-8816 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                            Sincerely,
FirstName LastNamePun Leung Liu
                                                            Division of
Corporation Finance
Comapany NameYXT.COM Group Holding Limited
                                                            Office of
Technology
August 16, 2021 Page 7
cc:       Li He
FirstName LastName